BULLDOG TECHNOLOGIES INC.
#128 - 11180 Coppersmith Place
Richmond, British Columbia
V7A 5G8

May 7, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: Bulldog Technologies Inc. Registration Statement on Form S-8 File No. 333-114737 Filed April 22, 2004

Bulldog Technologies Inc. ("Bulldog") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw the registration statement on Form S-8 (the "Registration Statement"), filed by Bulldog with the Securities and Exchange Commission on April 22, 2004. The Registration Statement is being withdrawn due to a contractual limitation on Bulldog's right to file any registration statement under the Securities Act of 1933 at this time.

There was no circulation of preliminary prospectuses in connection with the proposed transaction and none of Bulldog's securities were issued or sold pursuant to the Registration Statement.

Bulldog requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Virgil Hlus, counsel for Bulldog at (604) 891-7707.

Yours truly,
BULLDOG TECHNOLOGIES INC.

/s/ John Cockburn
John Cockburn
President, Chief Executive Officer,
Secretary and Treasurer